UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer

Earnings Release

Cosan S.A | 1st Quarter, 2021

São Paulo, May 14, 2021 – COSAN S.A. (B3: CSAN3) (NYSE: CSAN) today discloses its results for the first quarter (January, February, March) of 2021 (1Q21).The results are presented on a consolidated basis, according to the accounting practices adopted in Brazil and the international standards (IFRS). The comparisons made in this report consider the 1Q21 and 1Q20, except when otherwise indicated.

1Q21 Highlights

Cosan provided Pro forma Adjusted EBITDA of R$ 2.6 billion (+8%) and adjusted net profit of R$ 765 million (+18%), driven by the expansion of the results of most businesses.

Raízen

Renewables reached Adjusted EBITDA of R$ 571 million (-26%), due to reduced contribution from electricity resale & trading.

Sugar reached Adjusted EBITDA of R$ 508 million (-34%), due to the lower own sold volume in the intercrop period.

Marketing & Services provided Consolidated Adjusted EBITDA (Brazil + Argentina) of R$ 1.0 billion (+48%), leveraged by gains from Raízen's supply and commercialization strategy.

Compass Gás & Energia reached EBITDA of R$ 578 million (+1%), supported by higher volumes of natural gas distributed by Comgás (+7%).

Moove totaled EBITDA of R$ 188 million (+68%), due to the 18% increase in volume sold.

Rumo delivered Adjusted EBITDA of R$ 832 million (+30%), benefited by the 13% higher transported volume with average fees 6% above.

Executive Summary - Cosan Pro forma[1] BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg. % 1Q21x1Q20	4Q20 (Oct-Dec)	Chg. % 1Q21x4Q20
Net Revenue	22,511.9	19,632.6	14.7%	22,534.0	-0.1%
Gross profit	2,709.3	2,303.4	17.6%	2,654.4	2.1%
EBITDA	2,827.5	2,526.7	11.9%	2,598.0	8.8%
Adjusted EBITDA[2]	2,575.6	2,382.3	8.1%	2,595.4	-0.8%
Net Income	827.7	646.7	28.0%	(112.0)	n/a
Adjusted Net Income[2]	764.6	648.7	17.9%	31.5	n/a
Investments[3]	1,945.0	1,513.1	28.5%	1,928.6	0.8%
Cash Generated (Used)[4]	(3,765.4)	(801.2)	n/a	171.7	n/a
Net Debt[5]	26,654.5	23,381.3	14.0%	26,562.6	0.3%
Leverage (Net Debt/EBITDA LTM)[6]	3.1x	2.4x	0.7x	3.2x	-0.1x

Note 1: It considers the consolidation of 50% of Raízen, as well as 100% of Rumo and the holdings incorporated by Cosan S.A. for all periods..
Note 2: Adjusted EBITDA excludes specific Effects incurred on quarters, detailed on page 6 of this report.
Note 3: It includes investments in Assets arising from customer agreements at Raízen Combustíveis and Comgás.
Note 4: Generation of Free Pro forma cash for shareholders, before dividends paid (Free Cash Flow to Equity).
Note 5: It includes liabilities to preferred shareholders in subsidiaries and excludes lease liabilities (IFRS 16).
Note 6: EBITDA LTM adjusted by the effect of Comgás CCR in the last periods to March 31, 2020 and by the lease liabilities (IFRS 16) at Raízen

CONFERENCE CALL
May 17, 2021 (Monday)

English (simultaneous translation into Portuguese)
Time: 10:00 a.m. (Brasília) | 09:00 a.m. (New York)

BR: + 55 11 3127 4971 USA: +1 (516) 300 1066
Código: COSAN

INVESTOR RELATIONS

E-mail: ri@cosan.com
Phone: +55 11 3897-9797
Website: www.cosan.com

CSAN B3 LISTED NM | CSAN LISTED NYSE

A. Cosan Pro forma – Business Units

For purposes of comparison of the results from previous periods, we present below the **pro forma** consolidated financial information, that is, consolidation of 100% of the results in direct subsidiaries and 50% of the results of jointly owned subsidiaries **Raizen Combustiveis and Raizen Energia** (collectively, "Raizen"). The pro forma data is reported merely as illustration and do not represent actual accounting results.

Cosan's Corporate Restructuring

According to a Material Fact released on March 1, 2021, the **Corporate reorganization of Cosan, which was approved at the Shareholders' Meetings** held on January 22, 2021, was completed on March 8, 2021. On this date, Cosan S.A. incorporated Cosan Logistica S.A. and Cosan Limited (jointly, "holdings"), now directly controlling Rumo S.A. (B3: RAIL3). Therefore, **beginning on March, 2021, Cosan S.A.'s financial information shall also consolidate Rumo's results, in addition to the operational and financial expenses of the merged holdings**. For comparison purposes, the pro forma results view for the incorporated Companies considers the complete quarter (January to March 2021), as well as for the periods for comparison presented.

The business units and Cosan's interest in each segment, according to the abovementioned considerations, are described below:

Raizen (50%)

- **Renewables:** Production and Commercialization of Ethanol, Bioenergy and Other Renewable Sources
- **Sugar:** Sugar Production and Commercialization
- **Marketing & Services:** Fuels distribution and proximity in Brazil, and downstream in Argentina

Compass Gás & Energia (99%) Natural Gas Distribution, Energy Commercialization and Others

Moove (70%) Lubrificants, Base oil and Specialties

Rumo (30%) Logistics Operator

Cosan Corporativo (100%) Corporate and Other Investments

The comparisons made in this report consider the 1Q21 and 1Q20, except when otherwise indicated.

B. Letter from the CEO

It has been over a year since the Covid-19 pandemic began. The number of cases and losses remain staggering, but positive signs of global recovery are now more evident as vaccination evolves. In Brazil, the crisis worsening during first quarter and new restrictions adopted by governments imposed additional challenges to the economy. We would like express our gratitude to all health professionals, who stand strong in the front line of this battle, and all those who work in essential services, such as 40,000+ employees of Cosan group. We are committed to continue contributing through our services, but also with donations and direct support to communities.

Opportunities arise amongst crisis. Our businesses have posted another quarter of consistent results, anchored by global macrotrends, some of them further accelerated by the pandemic. In our last Cosan Day, we reinforced the long-term strategic vision for each operating segment of our portfolio. **Raízen** continues to lead the Brazilian energy transition towards a cleaner matrix, reshaping the future of energy. In **Renewables & Sugar**, recorded robust EBITDA growth in the 2020/21 crop, maximizing the commercialization strategy of its platform and capturing important gains from productivity and efficiency. **Marketing & Services** started the year with strong fuel volumes in Brazil and Argentina despite the pandemic, and healthy margins driven by gains arising from our supply and commercialization strategy. **Compass** continues to pave the way to transform **Gas&Power** market in the country, presenting robust figures, even though social distancing has affected natural gas consumption for some customers. **Moove**, a global reference in lubricants, registered record quarterly results once again, proving the assertiveness of its strategic positioning. And **Rumo,** keeps investing to expand its clean and competitive logistics offer, improving performance on the back of increasing capacity and good crops in Brazil, and expanding effectiveness of its commercial approach.

We concluded our corporate restructuring last March. It feels like we crossed the finish line of a marathon. Cosan now has only one holding company for the group, listed in B3 and with an ADSs program at the NYSE. We also implemented a share split recently, aiming at fostering liquidity further and enabling the access of individual investors to our stock. In addition, Cosan is back to the IBrX-50 portfolio, an index composed by the 50 most liquid shares on the Brazilian Stock Exchange. As we always say, the idea is to have listed subsidiaries as well. In this context, we announced to the market that we are preparing for a possible IPO of Raízen, at the proper timing and conditions, still subject to final approvals. We also intensified liability management in the period - Rumo pre-paid 2024 Senior Notes and issued Sustainability-linked debentures. As of now, around 30% of Rumo's debt is "green".

Sustainability is an intrinsic part of our core values, and as leaders in the sectors where we operate, we have to lead by example regarding EESG best practices. We launched our 2020 Sustainability Report by the end of April, bringing a deep review of the material issues, aligned with the strategy for Cosan and its subsidiaries We disclosed our initiatives and achievements, as usual. And we did more, presenting what we still need to do, with concrete goals that will allow us to increase our offer of cleaner energy and more reliable and efficient logistics, contributing to sustainable development and increasing the competitiveness of Brazil, while promoting diversity in our teams.

With a unique combination of assets and talents, we tirelessly continue to pursue greater efficiency throughout the energy transition process, helping our customers decarbonize their operations and activities, generating more and more value for all our stakeholders. And the marathon goes on. We disclosed guidance of our business for 2021, expecting significant EBITDA for all of them. We remain confident in our track record of sustainable capital allocation, and we are prepared to continue unlocking value within, around and beyond the Group's portfolio, facing a new growth cycle in front of us.

Let's make it happen together!

Luis Henrique Guimarães
CEO Cosan

C. 1Q21 Executive Summary

Beginning first quarter of 2021, results disclosed by Cosan reflect our new corporate structure, resulted from the group's reorganization. We present below the details for each business line, including Rumo, as well as our Company's pro forma consolidated results.

Raízen:

Agro-industrial – 2020/21 Crop year: **Crushing for this harvest closed at 61.5 MM t (+3%) with a sugar equivalent production of 8.3 MM t (+7%)**, on the back of improved agricultural productivity (10.2 kg TRS/ha, +6%), and 52% of the production mix directed to sugar. Investments in operational improvements boosted product availability and allowed capturing efficiency gains, yielding 3% reduction in unit cash cost (ex-CONSECANA) in the year.

Renewables: **Adjusted EBITDA reached R$ 571 million (-26%) in 1Q21 and R$ 2.2 billion (-9%) in the crop year**, due to reduced contribution from electricity resale & trading when compared with the 2019/20 harvest. This effect was partly offset by higher own ethanol volume sold with higher average prices.

Sugar: **Adjusted EBITDA in 1Q21 was R$ 508 million (-34%)**, reflecting a 33% reduction in own volumes sold. **In the crop year, however, adjusted EBITDA grew 60%, totaling R$ 1.7 billion.** The improved yearly results were due to the 16% increase in own volumes, at 30% better average prices, as well as cost reduction, evidencing the assertiveness of Raízen's strategy to maximize profitability by optimizing the production mix, amplifying footprint in the sugar value chain, and pricing/hedging.

Marketing & Services: **The consolidated adjusted EBITDA came to R$ 1.0 billion in 1Q21**, a 48% expansion compared to 1Q20 and 12% above 4Q20, benefited from gains arising from the supply and commercialization strategy during the quarter.

In the Brazilian operation, adjusted EBITDA contributed with R$ 696 million (+23%), due to the improved profitability in the period. Despite the worsening of the Covid-19 pandemic in the country, fuel sale volumes remained flat compared to 1Q20. The highlight for the quarter was the volume of diesel sold (+14%), boosted by a strong demand from agribusiness and new B2B clients. Otto cycle sales were 3% lower due to more social distancing measures. Demand from the aviation segment, however, continues under pressure (-67%) by the reduced flight grid, even though it posted 13% recovery in volumes quarter-over-quarter. **65 proximity stores were inaugurated during the 1Q21 (net additions)** - 52 Shell Select stores and 13 OXXO – aligned with the expansion plan of Grupo NOS.

In Argentina, adjusted EBITDA totaled USD 63 million (R$ 340 million) in the quarter, 91% growth year-over-year. Demand resumption in retail and B2B segments, combined with gains in market share, resulted in 18% increase in gasoline sales and 9% for diesel. Aviation fuel sales grew 52% compared to 4Q20, pointing to gradual recovery of the sector in the last few months.

Compass Gás & Energia: **EBITDA was R$ 578 million (+1%) in the period,** leveraged by higher volumes distributed by Comgás (+7%). The volumes in the industrial segment were 8% higher than 1Q20, bolstered by increased consumption from clients in sectors such as ceramics, steelmaking, and chemical/petrochemical. On the other hand, lockdown in the State of São Paulo affected commercial volumes (-25%). In the residential segment (-2%), the connection of 142,000 new clients in the last 12 months was offset by lower unit consumption, due to higher temperatures during the quarter.

Moove: **EBITDA posted a new record level of R$ 188 million (+68%) during the 1Q21,** mostly due to 18% expansion in volumes. In addition, the benefits generated by commercial and supply strategy, focusing on maximizing its solid portfolio of premium products, contributed to quarter performance.

Rumo: **Adjusted EBITDA reached R$ 832 million, 30% above the same quarter in the previous year**, mostly due to 13% expansion in transported volumes, despite the delayed start of the soybean harvest, and the 6% average increase in tariffs. EBITDA margin expanded 3 p.p., to 48%. It is worth mentioning that the Central Network operations started during the quarter, ahead of schedule, following the company's business plan.

Cosan Consolidated: **Pro forma adjusted EBITDA reached R$ 2.6 billion (+8%) in the period, and operating cash flow totaled R$ 3.8 billion (+30%),** on the back of better results across all businesses. Debt amortization of R$ 5.7 billion from Rumo related to the pre-payment of 2024 Senior Notes, resulted in R$ 3.8 billion free cash available to shareholders (FCFE) consumption during the quarter. Our leverage (net debt/pro forma EBITDA) closed the period at 3.1x, 0.1x lower quarter-over-quarter due to the increased EBITDA in 1Q21. The improved operational performance, combined with reduced financial expenses and extemporaneous credits recorded at Comgás contributed **to 18% increase in adjusted net income, totaling R$ 765 million in the quarter.**

D. Cosan's Consolidated Results

Cosan Consolidated

Below, we present the 1Q21 results by business unit for the segments previously detailed. All information reflects 100% consolidated results, regardless of Cosan's equity interest, except for Raízen, whose 50% net profit is recognized at the Equity Pick-up line. For purposes of reconciliation of the EBITDA in column "Cosan Consolidated Accounting," the "Adjustments and Eliminations" columns reflects the eliminations of operations among all the businesses controlled by Cosan for consolidation purposes.

The table below shows the information provided in the full Financial Statements of the Company, that is, it includes the results of Rumo, in addition to the operating and financial expenses of the merged holdings Cosan Logística S.A. and Cosan Limited, for the month of March 2021, according to the Corporate Reorganization carried out.

Results by Business Unit 1Q21	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Adjustments and Elimination	Cosan Consolidated Accounting
Net Revenue	2,516.6	1,417.6	785.4	0.4	(4.1)	4,715.8
Cost of Goods and Services Sold	(1,817.8)	(1,083.8)	(472.0)	(0.4)	4.1	(3,369.9)
Gross Profit	698.8	333.8	313.4	(0.0)	(0.0)	1,345.9
Gross Margin (%)	*27.8%*	*23.5%*	*39.9%*	*-6.8%*	*0.0%*	*28.5%*
Selling Expenses	(26.2)	(128.7)	(3.1)	(0.7)	0.0	(158.7)
General and Administrative Expenses	(225.6)	(56.0)	(31.4)	(50.6)	0.0	(363.6)
Other Operating Income (Expenses)	(6.2)	12.9	(10.8)	(24.9)	0.0	(28.9)
Equity Pick-up	(0.0)	(0.0)	0.1	779.4	(526.0)	253.6
Depreciation and Amortization	137.0	26.0	145.2	3.0	-	311.3
EBITDA	578.0	188.0	413.5	706.2	(526.0)	1,359.7
EBITDA Margin (%)	*23.0%*	*13.3%*	*52.7%*	*n/a*	*n/a*	*28.8%*
Financial result	(59.8)	(51.4)	(175.7)	(95.0)	(0.0)	(381.9)
Income and Social Contribution Taxes	90.0	(43.6)	(34.8)	30.1	(0.0)	41.8
Non-controlling Interest	(8.7)	(20.4)	(40.7)	0.5	(0.0)	(69.5)
Net Income	462.4	46.5	17.1	638.8	(526.0)	638.8

Cosan Pro forma

The table below considers the pro forma view of the results, including the consolidation of 50% of the results of Raízen, and takes into account Rumo's information, in addition to the operating and financial expenses of the merged companies Cosan Logística S.A. and Cosan Limited, referring to the months of January to March 2021, in order to provide comparison of results.

Earnings by Business Unit 1Q21	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjustments and Elimination	Consolidated Proforma
Net Revenue	2,516.6	1,417.6	1,746.0	1.0	26,487.1	9,424.6	(17,955.8)	(1,125.1)	22,511.9
Cost of Goods and Services Sold	(1,817.8)	(1,083.8)	(1,218.8)	(1.1)	(24,962.7)	(8,656.0)	16,809.3	1,128.2	(19,802.6)
Gross Profit	698.8	333.8	527.1	(0.1)	1,524.4	768.6	(1,146.5)	3.2	2,709.3
Gross Margin (%)	*27.8%*	*23.5%*	*30.2%*	*-7.6%*	*5.8%*	*8.2%*	*n/a*	*n/a*	*12.0%*
Selling Expenses	(26.2)	(128.7)	(9.5)	(1.5)	(591.7)	(262.6)	427.2	0.1	(592.9)
General and Administrative Expenses	(225.6)	(56.0)	(98.7)	(53.8)	(193.2)	(165.7)	179.4	(3.2)	(616.8)
Other Operating Income (Expenses)	(6.2)	12.9	(15.6)	(24.9)	93.9	113.0	(103.5)	(0.1)	69.6
Equity Pick-up	(0.0)	(0.0)	1.2	740.1	(8.4)	10.4	(1.0)	(743.1)	(0.9)
Depreciation and Amortization	137.0	26.0	427.6	3.4	246.5	1,083.6	(665.1)	-	1,259.2
EBITDA	578.0	188.0	832.1	663.2	1,071.5	1,547.4	(1,309.4)	(743.1)	2,827.5
EBITDA Margin (%)	*23.0%*	*13.3%*	*47.7%*	*n/a*	*4.0%*	*16.4%*	*n/a*	*n/a*	*12.6%*
Financial result	(59.8)	(51.4)	(204.9)	152.9	(300.5)	(240.8)	270.6	(0.0)	(433.8)
Income and Social Contribution Taxes	90.0	(43.6)	(25.0)	15.2	(179.0)	(46.2)	112.6	0.0	(75.9)
Non-controlling Interest	(8.7)	(20.4)	(122.2)	(0.2)	(14.3)	5.1	4.6	(74.6)	(230.8)
Net Income	462.4	46.5	52.4	827.7	331.2	181.8	(256.5)	(817.8)	827.7

E. Adjustments - EBITDA and Net Income

With the purpose of maintaining a regular comparison basis, we present below the description of specific non-recurring Effects by business line, in addition to the adjustments already highlighted in the table, following the criteria below.

- **Marketing & Services:**
  - 1Q21: tax recovery;
  - 1Q20: (i) tax recovery; (ii) reversal of the accounting provision due to the non-recurring devaluation of the ethanol inventory and (iii) the unrealized results between Raizen's operations.
- **Renewables & Sugar:**
  - 1Q21: (i) profit from reversal of provision for loss on investments in logistics; and (ii) unrealized result between Raizen's operations;
  - 1Q20: unrealized result between Raizen's operations.
- **Compass Gás & Energia:**
  - 1Q20: effect of the Regulatory Current Account referring to last periods to April 01, 2020 on the result of Comgás.
- **Rumo:**
  - 1Q20: cost of paying fines related to the renewal process for Malha Paulista concession.
- **Cosan Corporate:**
  - 1Q20: (i) expense related to the payment of contractual obligations for the assignment of credit rights; and (ii) incremental expense related to the modification of the "stock option" plan to the "stock grant" stock-based compensation plan.

	Adjusted EBITDA[1]			Adjusted Net Income		
BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg. % 1Q21x1Q20	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg. % 1Q21x 1Q20
Consolidated Pro forma - before adjustments	**2,827.5**	**2,526.7**	**11.9%**	**827.7**	**646.7**	**28.0%**
Fuels Distribution in Brazil & Proximity (50%)	**35.0**	**39.5**	**-11.5%**	**(17.5)**	**(15.2)**	**14.6%**
Asset Divestments	(0.4)	(13.9)	-97.4%	(0.2)	(9.2)	-97.4%
Assets arising from contracts with clients (IFRS 15)	68.1	67.4	1.0%	-	-	n/a
Leases (IFRS 16)	(7.8)	(4.6)	70.3%	(0.7)	0.1	n/a
Non-recurring effects	(25.0)	(9.4)	n/a	(16.5)	(6.2)	n/a
Downstream Argentina (50%)	**(34.1)**	**(31.1)**	**9.5%**	**(0.7)**	**0.9**	**n/a**
Leases (IFRS 16)	(34.1)	(31.1)	9.5%	(0.7)	0.9	n/a
Renewables & Sugar (50%)	**(252.8)**	**(187.8)**	**34.6%**	**(45.0)**	**20.5**	n/a
Change in Biological Assets	(79.4)	(20.9)	n/a	(52.4)	(13.8)	n/a
Leases (IFRS 16)	(176.9)	(170.1)	4.0%	5.1	32.2	-84.1%
Non-recurring effects	3.5	3.2	7.9%	2.3	2.1	7.9%
Compass Gás & Energia (99%)[2]	**-**	**(103.2)**	**n/a**	**-**	**(67.4)**	n/a
Comgás Regulatory Current Account	-	(103.2)	n/a	-	(67.4)	n/a
Rumo (30%)	**-**	**63.8**	**n/a**	**-**	**14.2**	n/a
Non-recurring effects	-	63.8	n/a	-	14.2	n/a
Cosan Corporate	**-**	**74.3**	**n/a**	**-**	**49.0**	n/a
Non-recurring effects	-	74.3	n/a	-	49.0	n/a
Consolidated Pro forma - after adjustments	**2,575.6**	**2,382.3**	**8.1%**	**764.6**	**648.7**	**17.9%**

Note 1: Considers 100% of the results of Compass, Moove and Rumo in EBITDA consolidation. For purposes of net income, it considers direct interest in the subsidiaries
Note 2: As from 2Q20, Comgás now records the CCR effects in its corporate books.

F. Results by Business Unit

F.1 Raízen – Results segmentation

As from 4Q20, we have presented Raízen's results in order to show **its products sold and services provided, with the aim of improving and amplifying the understanding on how Raízen captures value throughout the operational chain.** The sum of the values grouped as Renewable, Sugar and Marketing & Services may not correspond to the information presented in "Raízen Group" or in "Raízen Energia" and "Raízen Combustíveis" views, as there are adjustments and eliminations between the segments of the new grouping. Raízen's results up to EBITDA for 1Q21 are shown below:

2021 Income Statement BRL mln	Renewables	Sugar	Marketing & Services	Adjustments & Eliminations	Raízen Group
Net Operating Revenue	4,373.8	3,437.9	28,099.9	(2,089.8)	33,821.8
Cost of Goods and Services Sold	(3,937.7)	(3,067.6)	(26,605.0)	2,081.5	(31,528.8)
Gross profit	436.1	370.3	1,494.9	(8.3)	2,293.0
Selling, General and Administrative Expenses:	(252.5)	(175.8)	(778.0)	(6.6)	(1,212.9)
Selling	(154.8)	(107.8)	(584.9)	(6.6)	(854.1)
General and administrative	(97.7)	(68.0)	(193.1)	-	(358.8)
Other Expenses/Other Revenues	89.2	23.8	94.8	(1.0)	206.8
Equity pick-up	10.4	-	(8.4)	-	2.0
EBIT	283.3	218.3	803.2	(15.8)	1,289.0
Depreciation and Amortization	527.3	556.3	231.2	15.2	1,330.0
EBITDA	810.6	774.6	1,034.5	(0.6)	2,619.1
Adjusted EBITDA[1]	571.4	508.0	1,036.3	(31.2)	2,084.5

Note 1: Adjusted by the effects detailed on page 6 hereof.

F.1.1 Renewables and Sugar

F.1.1.1 Sugarcane Agricultural and Industrial Operation

We will present below information on Agricultural and Industrial Production, in addition to Raízen for the segments "Renewables" and "Sugar".

The Middle-South region of Brazil recorded a total crushing of 606 million (+3%) of sugarcane tones processed in crop 2020/21, according to UNICA. This expansion, together with the higher concentration of TRS in the plant due to the drier climate, resulted in greater product availability, with a 7% growth in the production of sugar equivalent compared to the previous cycle. The production mix ended the crop aimed at ethanol production (54%), however, with a drop compared to the 65% of the 2019/20 crop, explained by the increase in the profitability of sugar in relation to biofuel.

Raízen Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21/1Q20	2020/21 (Apr-Mar)	2019/20 (Apr-Mar)	Chg.% 20/21x19/20
Crushed cane (MM ton)	-	-	n/a	61.5	59.6	3.1%
Sugar Equivalent Production (000 ton)	8.8	10.6	-16.7%	8,295.7	7,788.2	6.5%
Agricultural production (kg TRS/ha)	-	-	n/a	10.2	9.6	5.8%
Production Mix (% Sugar - Ethanol)	-	-	n/a	52% vs 48%	49% vs 51%	n/a
Average Unit (Cash) (BRL/tons)[1]	(883.2)	(783.8)	12.7%	(807.8)	(753.1)	7.3%
Average Unit (Cash) ex-Consecana (BRL/tons)[1]	(806.4)	(783.8)	2.8%	(730.0)	(753.1)	-3.1%
Total Capex (R$ MM)	1,267.5	1,004.4	26.2%	2,896.4	2,826.8	2.5%

Note 1: Cash cost of own sales volumes in sugar equivalent. Excludes depreciation and amortization of planting and tilling and agricultural, industrial, and off-season maintenance.

At Raízen, the sugarcane processing of crop 2020/21 totaled 61.5 million tons (+3%), with a record production of 8.3 million tons of equivalent sugar (+7%) and a 52% mix towards sugar. The greater agricultural productivity of the period (10.2 kg TRS/ha, +6%) was a result of investments that have been made to maximize the yield (TSH) of the cane fields, as well as a greater TRS, which was benefited by the drier climate. This effect allowed for increased availability of product for sale.

Crop investments totaled R$ 2.9 billion (+3%), growth explained by the operational improvement plan, by inflation, and the increased exchange rate for the period. These effects were partially offset by the continued capture of efficiencies in operating processes of the company. Therefore, the unit cash cost (ex-CONSECANA) of crop 2020/21 shrank 3% in comparison to the previous period, which is evidence of the Company's journey towards ever-increasing efficiency.

F.1.1.2 Renewables

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	2020/21 (Apr-Mar)	2019/20 (Apr-Mar)	Chg.% 20/21x19/20
Ethanol Sales Volume (000' cbm)	**1,320**	**1,571**	**-16.0%**	**4,749**	**5,325**	**-10.8%**
Own Ethanol	766	598	28.1%	2,519	2,398	5.1%
Resale & Trading	554	973	-43.1%	2,230	2,927	-23.8%
Ethanol Net Revenue (BRL mln)	**3,735.9**	**3,618.9**	**3.2%**	**12,439.0**	**11,480.3**	**8.4%**
Ethanol Average Price (BRL/cbm)	2,830.3	2,303.9	22.8%	2,619.2	2,156.0	21.5%
Power Sales Volume (000' MWh)	**4,687**	**4,472**	**4.8%**	**18,561**	**26,879**	**-30.9%**
Own Cogeneration	10	46	-77.3%	2,068	2,146	-3.6%
Resale & Trading	4,677	4,426	5.7%	16,494	24,733	-33.3%
Power Net Revenue (BRL mln)	**494.7**	**667.3**	**-25.9%**	**2,109.6**	**3,866.0**	**-45.4%**
Own Power Average Price (BRL/MWh)	549.7	313.7	75.2%	247.5	235.0	5.3%
Power Average Price (BRL/MWh)	105.6	149.2	-29.2%	113.7	143.8	-21.0%
Other Net Revenue (BRL mln)	**143.2**	**69.5**	**n/a**	**607.2**	**766.7**	**-20.8%**
Renewables Total Net Revenue (BRL mln)	**4,373.8**	**4,355.7**	**0.4%**	**15,155.8**	**16,112.9**	**-5.9%**
Adjusted EBITDA (BRL mln)[1]	**571.4**	**773.6**	**-26.1%**	**2,199.6**	**2,421.7**	**-9.2%**

Ethanol Inventories	03/31/21	03/31/20	Chg.%	12/31/20	Chg.%
000' cbm	**336**	**509**	**-34.0%**	**1,243**	**-73.0%**
BRL mln	**769**	**928**	**-17.1%**	**2,175**	**-64.7%**
BRL/cbm	**2,288**	**1,822**	**25.6%**	**1,750**	**30.8%**

Note 1: Adjusted by the effects detailed on page 6 hereof.

Raizen's sales volume of ethanol fell 16% in 1Q21, due to the lower contribution of resale & trading compared to 1Q20 (-43%). Sold volume of own ethanol increased 28% in the period, due to the more attractive prices for biofuel, which reached R$ 2,830/cbm (+23%). **Net revenue from ethanol totaled R$ 3.7 billion in the quarter (+3%)**, reflecting better prices, which offset the lower volume of resale and trading in the period. In the crop, the total sold volume of ethanol was 11% lower, driven by the reduction in third party volumes (-24%), partially offset by the expansion (+5%) in own volume. The smaller volume of sales was offset by the increase in prices, **totaling ethanol net revenues of R$ 12.4 billion (+ 8%) in the 2020/21 crop.**

Power sales volume increased (+5%) in the quarter, driven by resale & trading. The expansion in sales was offset by a 29% drop in average prices, **generating a 26% reduction in net revenue from power, which reached R$ 495 million in 1Q21**. In crop, the sold volume of energy shrank 31%, mostly in resales & trading, due to less attractive prices in the spot market. As a result, net revenue for crop 2020/21 totaled R$ 2.1 billion (-45%), due to the lower volume with lower average sale prices (R$ 114/MWh, -21%).

Adjusted EBITDA for Renewables reached R$ 571 million (-26%) in 1Q21 and R$ 2.2 billion (-9%) in the crop-year, pressured by the lower power contribution resale & trading results compared to crop 2019/20. This effect was partially offset by the increase in prices and volume sold of own ethanol.

F.1.1.3 Sugar

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	2020/21 (Apr-Mar)	2019/20 (Apr-Mar)	Chg.% 20/21x19/20
Sales Volume (000' ton)	**2,042**	**1,881**	**8.6%**	**7,345**	**3,901**	**88.3%**
Own	1,213	1,803	-32.8%	4,303	3,723	15.6%
Resale & Trading	829	77	n/a	3,042	177	n/a
Net Revenue (BRL mln)	**3,437.9**	**2,302.8**	**49.3%**	**11,376.3**	**4,646.8**	**n/a**
Realized average price (BRL/tons)	**1,684.0**	**1,224.4**	**37.5%**	**1,548.9**	**1,191.3**	**30.0%**
Adjusted EBITDA (BRL mln)[1]	**508.0**	**774.9**	**-34.4%**	**1,678.5**	**1,047.4**	**60.3%**

Inventories	03/31/21	03/31/20	Chg.%	12/31/20	Chg.%
000' ton	**198**	**143**	**38.5%**	**1,432**	**-86.2%**
BRL Mln	**240**	**142**	**68.7%**	**1,510**	**-84.1%**
BRL/ton	**1,213**	**995**	**21.9%**	**1,055**	**15.0%**

Note 1: Adjusted by the effects detailed on page 6 hereof.

Raízen's sold sugar volume increased by 9% in the quarter, due to the expansion of the origination and resale operation, since the beginning of the crop. Own volume was 33% lower in 1Q21, as a result of the commercial strategy for the crop, with a lower concentration of sales in this quarter. **Sugar net revenue reached R$ 3.4 billion in 1Q21 (+49%)**, benefiting from the 38% higher average price capture, in addition to the higher volume. **In the 2020/21 crop, sales volume recorded growth (+88%)**, due to the higher volume produced and expansion of origination and resale operations, in line with the expansion strategy of the Raízen's operations in the sugar value chain. The average price of sugar reached R$ 1,549/ton (+30%), resulting from the company's hedging strategy, capturing better prices. **Sugar's net revenue totaled R$ 11.4 billion in the year**, more than double the sales recorded in the 2019/20 crop.

Adjusted EBITDA in the sugar operation reached R$ 508 million (-34%) in 1Q21, driven by the reduction in own sold volume in the period. **In the 2020/21 crop, Adjusted EBITDA recorded an expansion of 60%, a total of R$ 1.7 billion**, due to the higher sale of own volume with better average prices, as well as the capture of cost efficiencies.

The position of sugar volumes and prices are defined based on trading or derivative financial instruments, in US dollars translated into Brazilian reais, through March 31, 2021, are broken down as follows:

Summary of Sugar Hedge Operations[1]	2021/22	2022/23
Volume (000' tons)	**2,164**	**1,845**
Average Price (¢BRL/lb)[2]	**66.5**	**77.7**
Average Price (¢US$/lb)	**13.5**	**13.2**

Note 1: Hedge coverage is based on the crop years ending on 03/31/2022 and 03/31/2023.
Note 2: The average price in ¢BRL/lb considers the exchange rate hedged through financial instruments. Net revenue is recorded at the exchange rate realized during the period.

F.1.2 Marketing & Services

The results for "Marketing & Services", which encompasses a unique and synergistic value platform in the downstream, are presented in a combined manner, including (i) the operation of fuel distribution and proximity in Brazil and (ii) the refining operation, distribution and resale of fuel in Argentina.

Adjusted EBITDA[1] BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Marketing & Services	**1,036.3**	**698.9**	**48.3%**	**923.6**	**12.2%**
Fuel Distribution & Proximity Brazil	696.4	568.5	22.5%	619.0	12.5%
Downstream Argentina	339.9	130.4	n/a	304.6	11.6%

Note 1: Adjusted by the effects detailed on page 6 hereof.

The business reached Adjusted EBITDA of R$ 1.0 billion in 1Q21, an expansion of 48% compared to 1Q20 and 12% higher than 4Q20, benefited by gains from the supply and commercialization strategy.

F.1.2.1 Fuels Distribution and Proximity in Brazil

The first quarter of 2021 was marked by new restrictions to the circulation of people in order to combat the significant advance of the Covid-19 pandemic in Brazil. **Despite this scenario, fuel demand in the Brazilian market was in line with the same period in the previous year (ANP basis).** The Otto cycle sold volume dropped by only 3% whereas the demand for diesel in Brazil contributed positively to the stability of total volumes (+ 5% versus 1Q20). Finally, the aviation segment continues to recover more slowly, expanding 1% compared to 4Q20 (-38% vs 1Q20).

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Sales Volume ('000 cbm)	**6,209**	**6,251**	**-0.7%**	**6,814**	**-8.9%**
Otto-cycle (Gasoline + Ethanol)	2,667	2,755	-3.2%	3,202	-16.7%
Diesel	3,326	2,919	13.9%	3,425	-2.9%
Aviation	175	532	-67.1%	155	12.9%
Others	41	45	-8.9%	32	28.1%
Gasoline Equivalent Volumes ('000 cbm)	**2,394**	**2,481**	**-3.5%**	**2,891**	**-17.2%**
Adjusted EBITDA (BRL mln)[1]	**696**	**568**	**22.5%**	**619**	**12.5%**
Adjusted EBITDA Margin (BRL/cbm)	112	91	23.1%	91	23.3%
Investments (BRL mln)[2]	**195**	**193**	**1.0%**	**190**	**2.6%**
Convenience and Proximity stores (Unt.)	**1,187**	**1,070**	**10.9%**	**1,122**	**5.8%**

Note 1: Adjusted by the effects detailed on page 6 hereof.
Note 2: Includes investments resulting from customers contracts (IFRS15).

At Raízen, fuel sales volumes were also stable in comparison with 1Q20. It should be noted that the comparison base was affected by the initial impacts of the pandemic and by the cyber-attack suffered by Cosan Group. The highlight of the period was the sale of diesel (+14%), driven mainly by the acceleration of the agricultural crop in the country and new B2B agreements, surpassing the market performance. The consumption of Otto cycle fell 3%, due to more restrictive measures of social isolation. The demand in the aviation segment continues to be impacted (-67%) by the reduction in the air network, although it has recovered 13% in volumes compared to 4Q20.

Adjusted EBITDA reached R$ 696 million (+23%), showing gains due to the maximization of the supply and commercialization strategy in the period and cost reductions with the capture of efficiencies. As a result, the EBITDA margin in the period reached R$ 112/cbm (+ 23%), on a recurring basis.

Investments totaled R$ 195million (+1%) in the quarter, in line with the plan for the year. Shell network had 6,579 gas stations in Brazil by the end of 1Q21.

In Proximity, we ended the quarter with 1,187 stores. 65 stores were opened in 1Q21 (net addition), of which 52 Shell Select and 13 OXXO brand, according to the expansion plan of Grupo NÓS, Raízen's JV with FEMSA.

F.1.2.2 Downstream Argentina

The functional currency of the downstream operation in Argentina is the US dollar and, for this reason, we will report all results in this currency.

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Volume of Oil Products and Other Products Sold ('000 cbm)	**1,391**	**1,381**	**0.7%**	**1,314**	**5.9%**
Gasoline	523	443	18.0%	452	15.7%
Diesel	494	451	9.3%	492	0.4%
Aviation	48	120	-59.9%	32	52.1%
Other Products	326	367	-11.0%	339	-3.6%
Adjusted EBITDA[1] (US$ mln)	**63**	**33**	**90.5%**	**57**	**9.6%**
Investments (US$ mln)	**26.8**	**20.6**	**30.1%**	**12.4**	**n/a**

Note 1: Adjusted by the effects detailed on page 6 hereof.

Fuel demand in Argentina's operation showed an important recovery in the annual and quarterly comparison. Sales of petrol and diesel grew 18% and 9%, respectively, showing the gain in market share in the period, as well as increased consumption in the country. Aviation fuel demand continues to improve sequentially (+52% versus 4Q20), although at a slower rate.

Adjusted EBITDA for the quarter totaled USD 63 million (R$ 340 million), 91% growth compared to 1Q20, benefited from the continued recovery in demand, the improved operating efficiency, and the maintenance of profitability at the pump.

Investments totaled USD 27 million in the period (+30%), expansion explained by the increased expenditures with maintenance and improvements made to the refinery, in line with the plan for 2021. At the end of March 2021, Shell network had 785 gas stations in Argentina, of which 42 are operated by Raízen.

F.3 Compass Gás & Energia

Below we present the results of **Compass Gás & Energia** composed of the following segments: **(i) Comgás (distribution of natural gas) and (ii) Compass Trading and other segments.**

Adjusted EBITDA of Compass Gás & Energia was R$ 578 million in the quarter (+1% versus 1Q20), due to the 2% growth in Comgás' EBITDA. The greater result of the natural gas distributor is explained by the increase in the volume sold to the industrial segment, efficiency in the management of expenses and the adjustment of margins due to inflation.

Adjusted EBITDA[1] BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Compass Gás & Energia	**578.0**	**574.7**	**0,6%**	**494.8**	**16.8%**
Comgás	591.6	579.2	2,1%	684.1	-13.5%
Compass Trading and Others	(13.6)	(4.5)	n/a	(189.2)	-92.8%

Note 1: Adjusted by the effects detailed on page 6 hereof.

The financial statements of Compass Gás & Energia are available on the website: www.compassbr.com. We show the accounting reconciliation of the results from the "Cosan view" to "Compass view" of Net Profit on page 28 of this report.

F.3.1 Comgás

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Total Natural Gas Sales ('000 cbm)	**1,137**	**1,059**	**7.4%**	**1,202**	**-5.4%**
Residential	61	63	-2.4%	71	-14.1%
Commercial	28	38	-25.0%	32	-10.8%
Industrial	906	843	7.5%	938	-3.4%
Cogeneration	103	70	46.9%	116	-11.7%
Automotive	39	46	-15.0%	45	-12.4%
Adjusted EBITDA (BRL mln)[1]	**591.6**	**579.2**	**2.1%**	**684.1**	**-13.5%**

Note 1: Adjusted by the effects detailed on page 6 hereof.

The **total volume of natural gas distributed (ex-term)** increased by 7% in 1Q21. The growth in sales is mainly explained by the resumption of activities in the **industrial segment**, with an increase of 8% in volume compared to 1Q20, attributed to the higher consumption of the ceramics, steel industry and chemical/petrochemical sectors. The **residential segment** showed a drop of 2% due to the impact of the higher temperature in the period, partially mitigated by the net addition of 142,000 new customers (gross addition) in the last 12 months. The **commercial segment**, on the other hand, suffered a 25% reduction in the quarter, as a result of the more restrictive social isolation measures adopted by the State of São Paulo, due to the worsening of the COVID-19 crisis.

Net revenue reached R$ 2.3 billion in the period (+1%) and the **cost of products and services** was R$ 1.6 billion in 1Q21 (+1%), both of which were mainly impacted by the increase in volume in the period. It is worth mentioning that the variations in those lines includes the normalized amounts from 1Q20 over the Regulatory Current Account effect for periods before June 2020.

Sales, general and administrative expenses, excluding amortization, totaled R$ 101 million in 1Q21 (-19%), showing continuity with the efficiency capture cycle, in line with the previous periods.

Adjusted EBITDA totaled R$ 592 million in the quarter (+2%), due to higher volumes distributed, reduction in operating expenses and adjustment of margins due to inflation.

Investments totaled R$ 223 million in the period, in line with the Company's investment plan for the year.

For further information, access Comgás' 1Q21 results report, available on the website: ri.comgas.com.br.

F.4 Moove

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Total Volume (000 cbm)	109.7	92.8	18.2%	110.7	-0.9%
EBITDA (R$ MM)	188.0	111.9	67.9%	143.4	31.0%

The **total sold volume** by Moove expanded 18% in the quarter, totaling 110 thousand cbm sold, mainly leveraged by the resumption of the economic activity, mainly in Brazil.

EBITDA reached a new record, reaching R$ 188 million (+68%), in 1Q21, supported by the higher sales volume and gains in operating efficiency. It is worth mentioning that the quarter's result continues to capture the benefits generated by the right commercial and supply strategy, with a focus on growing the company's solid portfolio of premium products.

F.5 Rumo

Rumo's financial statements are available on the website: ri.rumolog.com. It is worth mentioning that the figures presented in this section show 100% of Rumo's results, for all periods.

Indicators BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Total transported volume (millions RTK)	**13,873**	**12,297**	**12.8%**	**16,197**	**-14.3%**
North operation	10,566	9,080	16.4%	11,911	-11.3%
South operation	2,580	2,530	2.0%	3,454	-25.3%
Container	727	687	5.8%	832	-12.6%
Adjusted EBITDA[1]	**832.1**	**641.1**	**29.8%**	**763.0**	**9.1%**
Adjusted EBITDA margin (%)	*48%*	*45%*	*2.6 p.p*	*46%*	*1.7 p.p*
Investments	**918.1**	**580.3**	**58.2%**	**1,190.3**	**-22.9%**

Note 1: Adjusted by the effects detailed on page 6 hereof.

The volume transported by Rumo in 1Q21 reached 13.9 billion TKU (+13%), especially in **North Operation** the volume grew 16%, on the back of the performance of fertilizers (+55%) and industrial products (+21%), in addition the agricultural segment grew significantly (+16%), despite the late entry of the soybean harvest. In **South Operation**, the volume increased 2%, reflecting the recovery of the industrial segment (+24%) and the higher volumes of sugar (+51%), partially offset by the grain segment decline, since, historically, the entry of the harvest in the south occurs later than that of Mato Grosso. The **Container Operation** grew by 6% in volume, limited by the impact of a lower level of exports to India, due to Covid-19, and lower exports of refrigerated products.

Rumo gained 2 p.p. of grain market share in the Port of Santos (SP) in 1Q21, reflecting a good operating performance since the beginning of the soybean harvest in February. And South Operation gained 2 p.p. in the grain transport market share to the ports of Paranaguá (PR) and São Francisco do Sul (SC).

Net revenue totaled R$ 1.7 billion (+23%), reflecting the higher volumes and the increase in the consolidated tariff (+6%), reflecting the readjustments in fuel prices. **The variable cost rose 21%,** due to the higher volumes and the increase in fuel prices. **Fixed costs and general and administrative expenses increased 9%**, due to the entry of the Malha Central into operation, and expansion of the Rondonópolis terminal, in addition to the effects of inflation.

Adjusted EBITDA reached R$ 832 million, an increase of 30%, due to higher volume and the increase in tariffs, in addition to a good cost performance. As a consequence, EBITDA margin increased 3 p.p., reaching 48%.

CAPEX for the period totaled R$ 918 million, in line with the investment plan, of which about 40% was allocated to Malha Central, enabling its entry into operation in the quarter.

G. Financial Sections

G.1 Cosan Corporate

The result of this segment represents Cosan's corporate structure, that is, expenses with consulting services and expenses with personnel, in addition to effects resulting from different legal demands, including those arising from business contributed to Raízen prior to its formation, as well as other investments. It is worth mentioning that for comparison purposes, the figures in the table below show Corporate Cosan's costs for all periods after the merger of the former Cosan Limited and Cosan Logística S.A..

Expenses BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
General and Administrative Expenses	**(55.3)**	**(68.3)**	**-19.0%**	**(371.0)**	**-85.1%**
Non-recurring Effects	-	(6.0)	n/a	(214.0)	n/a
Others	(55.3)	62.3)	-11.2%	(157.0)	-64.8%
Other Operating Income (Expenses)	**(24.9)**	**(75.0)**	**-66.8%**	**96.7**	**n/a**
Non-recurring Effects	-	(68.3)	n/a	-	n/a
Other	(24.9)	(6.7)	n/a	96.7	n/a

Cosan's **corporate, general, administrative expenses** totaled R$ 55 million in 1Q21 (-11%), a result of the Company's efforts to manage expenses. **Adjusted Other Operating Revenue (Expenses)**, mainly composed of legal expenses and contingencies, increased to R$ 25 million, due to the increase in provisions for contingencies.

G.2 Consolidated Financial Results (excluding Raízen)

We present below the **Consolidated Financial Result of Cosan S.A., that is, it does not include Raízen's financial result**. For comparison purposes, the figures in the table below, both for the current period and for the comparison periods, were adjusted to reflect the pro forma basis after the corporate reorganization completed on March 2021, that is, **it considers 100% of the results of Rumo and the holding companies Cosan Limited and Cosan Logística, incorporated by Cosan S.A.**, for all quarters shown.

Financial Result BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Cost of Gross Debt	**(218.0)**	**(223.8)**	**-2.6%**	**(580.0)**	**-62.4%**
Perpetual Notes and exchange rate variation of cash	(265.2)	(442.8)	-40.1%	125.1	n/a
Interest of Bank Debt	47.2	219.0	-78.4%	(705.1)	n/a
Interest Income	59.7	94.6	-36.9%	41.6	43.5%
(=) Subtotal: Interest on Net Debt	**(158.3)**	**(129.2)**	**22.5%**	**(538.4)**	**-70.6%**
Other Charges and Monetary Variation	35.2	(233.7)	n/a	(71.7)	n/a
Banking Expenses, Fees and Other	(40.1)	(21.5)	86.5%	(31.0)	29.4%
Net Financial Result	**(163.2)**	**(384.4)**	**-57.5%**	**(641.1)**	**-74.5%**

Gross debt cost totaled R$ 218 million in 1Q21 (-3%). During 1Q20 a positive (non-cash) accounting effect was recognized on the **interest on banking accounts** arising from derivatives connected to US Dollar-based indebtedness from Cosan Limited, which functional currency was the Dollar itself. This impact was offset by the reduced effect of the exchange variation of the unprotected portion of the **Perpetual Bond**, due to the devaluation of the Real against the Dollar. **Proceeds from financial investments** decreased by 37%, as a result of lower Selic rates in the comparison between periods. The weighted average cost of debts in 1Q21 of Cosan S.A. (excluding Raízen) was CDI + 1.12%.

The main impacts in the line of **other charges and monetary variations** were (i) a positive effect of R$ 207 million from the recognition of the Total Return Swap (TRS) at Cosan S.A.; (ii) gain of R$ 64 million in 1Q21, related to the restatement on the recognition of untimely credits at Comgás; (iii) the cost of grants and leases in the amount of R$ 118 million at Rumo during the 1Q21; and (iv) the cost of grants and leases at Rumo of R$ 200 million in 1Q20, related to

the early renewal of the concession of Malha Paulista. **Banking, fees and other expenses** were R$ 18.6 higher than 1Q20, totaling R$ 40 million.

G.3 Income Tax and Social Contribution

The breakdown of 1Q21 IR/CS expenses by business unit is shown below.

Income and Social Contribution Taxes BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Adjustments & Elimination	Accounting Consolidated
Operating Profit before Taxes	**381**	**110.5**	**92.6**	**608.2**	**(526.0)**	**666.4**
Income and Social Contribution Taxes, Nominal Rate (%)	*34.0%*	*34.0%*	*-34.0%*	*34.0%*	*34.0%*	*34.0%*
Theoretical Expense with Income and Social Contribution	**(129.6)**	**(37.6)**	**(31.5)**	**(206.8)**	**178.8**	**(226.6)**
Non-taxable Permanent Differences/Equity Pick-up	19.8	(1.4)	(3.3)	245.3	(178.8)	81.5
Other	199.8	(4.6)	0.0	(8.4)	-	186.9
Effective Expense with Income and Social Contribution Taxes	**90.0**	**(43.6)**	**(34.8)**	**30.1**	**(0.0)**	**41.8**
Income and Social Contribution Taxes, Effective Rate (%)	*-23.6%*	*39.4%*	*37.5%*	*-4.9%*	*0.0%*	*-6.3%*
Expenses with Income and Social Contribution Taxes			-	-		
Current	148.8	(37.9)	289.4	(0.3)	-	399.9
Deferred	(58.7)	(5.6)	(324.1)	30.4	-	(358.0)

G.4 Net Profit

Cosan's adjusted net profit reached R$ 765 million in 1Q21 (+ 18% versus 1Q20), as a result of the better business' operating performance, combined with the reduction in financial expenses as explained above, and the positive impact of untimely credits in the Comgás, related to overpayments of IR/CS from previous years, due to the reduction of the ICMS calculation base in the State of São Paulo.

G.5 Loans and Financing

Cosan's pro forma[1] gross debt ended 1Q21 at R$ 41 billion (-9%), a reduction mainly explained by the prepayment of Senior Notes 2024 by Rumo. **The pro forma[2] net debt balance** at the end of the quarter was R$ 27 billion (practically stable compared to 4Q20).

The **pro forma leverage** (net debt/ pro forma EBITDA[3]) reached 3,1x in the period, 0.1x reduction compared to 4Q20, due to the higher EBITDA in the quarter.

Loans and Financing 1Q21 BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Corporate Pro forma	Consolidated	Raízen Energia	Raízen Combustíveis	Consolidated Pro forma
Opening balance of pro forma net debt	**3,535.2**	**(324.2)**	**6,748.2**	**7,179.6**	**17,138.7**	**7,432.5**	**1,604.4**	**26,175.6**
Cash, cash equivalents and marketable securities	3,088.2	1,104.4	9,175.3	3,944.1	**17,312.0**	1,146.8	574.2	**19,033.0**
Gross Debt	**6,623.3**	**780.2**	**15,923.5**	**11,123.7**	**34,450.7**	**8,579.2**	**2,178.6**	**45,208.6**
Cash items	**(1,001.2)**	**(29.0)**	**(3,351.0)**	**(399.2)**	**(4,780.3)**	**(637.9)**	**(11.9)**	**(5,430.1)**
Funding	576.5	-	1,163.5	1.1	**1,741.1**	41.6	-	**1,782.7**
Payment of principal on loans and borrowings	(1,524.3)	(29.3)	(5,611.2)	(1,093.8)	**(8,258.6)**	(594.3)	(0.3)	**(8,853.2)**
Payment of interest on loans borrowings	(79.8)	(3.4)	(483.1)	(352.6)	**(918.9)**	(85.2)	(11.6)	**(1,015.7)**
Derivatives	26.4	3.7	1,579.9	1,046.2	**2,656.1**	-	-	**2,656.1**
Noncash items	**124.5**	**65.5**	**638.6**	**355.5**	**1,184.1**	**300.3**	**(6.8)**	**1,477.6**
Provision for interest (accrual)	55.8	3.8	272.5	228.4	**560.5**	71.0	14.9	**646.4**
Monetary variation and MTM adjustment of debt	30.4	61.9	(560.2)	(96.5)	**(564.3)**	(130.2)	(30.1)	**(724.7)**
Exchange variation, net of derivatives	38.3	(0.2)	926.2	223.7	**1,188.0**	359.5	8.4	**1,555.9**
Closing balance of gross debt	**5,746.6**	**816.8**	**13,211.1**	**11,080.1**	**30,854.6**	**8,241.6**	**2,159.9**	**41,256.1**
Cash, cash equivalents and marketable securities	2,212.7	1,086.3	5,470.7	2,899.2	**11,668.8**	2,021.5	1,302.4	**14,992.7**
Closing balance of pro forma net debt (ex IFRS-16)	**3,533.9**	**(269.5)**	**7,740.4**	**8,180.9**	**19,185.7**	**6,220.1**	**857.5**	**26,263.4**
Obligations due to preferred shareholders of subsidiaries	-	-	-	391.2	**391.2**	-	-	**391.2**
Closing balance of pro forma adjusted net debt (ex IFRS-16)	**3,533.9**	**(269.5)**	**7,740.4**	**8,572.1**	**19,576.9**	**6,220.1**	**857.5**	**26,654.5**
Leasing	9.8	47.8	2,991.6	38.1	**3,087.2**	2,294.2	243.4	**5,624.8**
Closing balance of pro forma adjusted net debt	**3,543.7**	**(221.7)**	**10,732.0**	**8,610.2**	**22,664.1**	**8,514.3**	**1,100.9**	**32,279.3**

Note 1: Includes 50% of Raízen's debt, and disregards: (i) PESA in Raízen Energia, (ii) obligations to preferred shareholders and (iii) liabilities and leases (IFRS 16).
Note 2: Includes 50% of Raízen's debt and obligations to preferred shareholders, and disregards liabilities and leases (IFRS16).
Note 3: Proforma view of LTM EBITDA, i.e., includes 50% of Raízen and 100% of the results of Rumo and of the holding companies Cosan Logistica S.A. and Cosan Limited, adjusted by the effect of the CCR of Comgás prior to June 2020 and by the lease liabilities (IFRS 16) at Raízen.

G.6 Reconciliation of Net Debt Variation (ex IFRS-16)

Cash Flow Statement 1Q21 BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Elimination	Consolidated	Raízen Combined	Elimination	Consolidated Proforma
Balance of Net Debt at start of period	(3,535.2)	324.2	(6,748.2)	(7,179.6)	-	**(17,138.7)**	(9,036.9)	-	**(26,175.6)**
Balance of Net Debt at end of period	(3,533.9)	269.5	(7,740.4)	(8,180.9)	-	**(19,185.7)**	(7,077.6)	-	**(26,263.4)**
Change in Net Debt	**1.3**	**(54.7)**	**(992.3)**	**(1,001.3)**	-	**(2,047.0)**	**1,959.2**	-	**(87.8)**
Non-cash items	**124.5**	**65.5**	**638.6**	**355.5**	-	**1,184.1**	**293.5**	-	**1,477.6**
Interest Accrual	55.8	3.8	272.5	228.4	-	**560.5**	85.9	-	**646.4**
Monetary variation and MTM adjustment of debt	30.4	61.9	(560.2)	(96.5)	-	**(564.3)**	(160.3)	-	**(724.7)**
Exchange Variation, net of derivatives	38.3	(0.2)	926.2	223.7	-	**1,188.0**	367.9	-	**1,555.9**
Cash change in Net Debt	**125.7**	**10.8**	**(353.7)**	**(645.8)**	-	**(862.9)**	**2,252.7**	-	**1,389.9**
Reconciliation of Cash Generation									
EBITDA	**578.0**	**188.0**	**832.1**	**663.2**	**(486.6)**	**1,774.6**	**1,309.4**	**(256.5)**	**2,827.5**
Noncash impacts on EBITDA	59.5	30.7	(56.8)	(712.7)	486.6	**(192.6)**	(27.1)	256.5	**36.9**
Changes in assets and liabilities	(82.4)	(253.5)	(376.5)	(108.6)	0.0	**(820.9)**	1,242.8	(0.0)	**421.9**
Operating financial result	3.3	1.8	42.9	(21.9)	0.0	**26.0**	510.1	0.0	**536.1**
Operating cash flow	**558.3**	**(33.0)**	**441.7**	**(180.0)**	**0.0**	**787.1**	**3,035.3**	**(0.0)**	**3,822.4**
Capex	(231.2)	(6.6)	(936.8)	(1.3)	0.0	**(1,175.9)**	(729.6)	-	**(1,905.5)**
Other	0.0	0.0	59.6	(30.9)	0.0	**28.7**	34.9	(0.0)	**63.6**
Cash flow after investments	**(231.2)**	**(6.6)**	**(877.2)**	**(32.1)**	**0.0**	**(1,147.2)**	**(694.7)**	**(0.0)**	**(1,841.9)**
Other Effects Non Debt	(0.1)	(3.3)	(136.1)	(26.9)	0.0	**(164.6)**	(153.1)	(0.0)	**(317.7)**
Capital Internalization	-	-	**1.8**	**1.8**	-	**1.7**	-	-	**1.7**
Dividends Received	**(0.0)**	-	**(0.0)**	**198.0**	**(198.0)**	**(0.0)**	-	**0.0**	**(0.0)**
Cosan S/A	-	-	-	(717.4)	717.4	-	-	-	-
Compass Gás & Energia	(201.3)	-	-	-	(519.4)	**(720.7)**	-	0.0	**(720.7)**
Others	-	0.0	-	-	(0.0)	-	-	-	-
Dividends Paid	**(201.3)**	**0.0**	-	**(717.4)**	**198.0**	**(720.7)**	-	**0.0**	**(720.7)**
Exchange variation impact on cash and cash equivalents	-	53.6	216.2	110.8	(0.0)	**380.6**	65.3	0.0	**445.9**
Change in Net Debt	**125.7**	**10.8**	**(353.7)**	**(645.8)**	**0.0**	**(862.9)**	**2,252.7**	**0.0**	**1,389.9**

G.7 Reconciliation of the Cash Flow

Below we present the reconciliation of the cash generation (consumption) net to the shareholder (FCFE) on an accounting basis ("Cosan S.A.") and on a pro forma basis ("Pro forma Cosan S.A."), which takes into account 50% of Raizen's results.

Cosan presented, on a pro forma basis, a net cash consumption (FCFE) of R$ 3.8 billion. The main effects of this quarter were: **FCO**: increase of R$ 890 million, driven by the superior performance of all businesses; **FCI**: higher level of spending at Rumo and Raizen, according to the companies' investment plans; and **FCF**: amortization of debts at Rumo in the amount of R$ 5.7 billion, referring to the prepayment of Senior Notes 2024.

Cash Flow Statement	1Q21								
BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Elimination	Consolidated	Raízen Combined 50%	Elimination	Consolidated Proforma
EBITDA	**578.0**	**188.0**	**832.1**	**663.2**	**(486.6)**	**1,774.6**	**1,309.4**	**(256.5)**	**2,827.5**
Noncash impacts on EBITDA	59.5	30.7	(56.8)	(712.7)	486.6	**(192.6)**	(27.1)	256.5	**36.9**
Changes in assets and liabilities	(82.4)	(253.5)	(376.5)	(108.6)	0.0	**(820.9)**	1,242.8	(0.0)	**421.9**
Operating financial result	3.3	1.8	42.9	(21.9)	0.0	**26.0**	510.1	0.0	**536.1**
Operating Cash Flow	**558.3**	**(33.0)**	**441.7**	**(180.0)**	**0.0**	**787.1**	**3,035.3**	**0.0**	**3,822.4**
CAPEX	(231.2)	(6.6)	(936.8)	(1.3)	0.0	**(1,175.9)**	(729.6)	-	**(1,905.5)**
Other	0.0	0.0	59.6	(30.9)	0.0	**28.7**	34.9	(0.0)	**63.6**
Cash Flow from Investing Activities	**(231.2)**	**(6.6)**	**(877.2)**	**(32.1)**	**0.0**	**(1,147.2)**	**(694.7)**	**(0.0)**	**(1,841.9)**
Funding	576.5	-	1,163.5	1.1	-	**1,741.1**	41.6	-	**1,782.7**
Loans amortization (Principal)	(1,524.3)	(29.3)	(5,639.2)	(1,093.8)	(0.0)	**(8,286.5)**	(594.6)	0.0	**(8,881.2)**
Loans amortization (Interest)	(79.8)	(3.4)	(487.8)	(352.7)	0.0	**(923.7)**	(96.8)	0.0	**(1,020.4)**
Leasing amortization (IFRS16)	-	(3.2)	(71.9)	(0.9)	0.0	**(76.0)**	(154.5)	-	**(230.5)**
Derivatives	26.4	3.7	1,579.9	1,046.2	(0.0)	**2,656.1**	-	-	**2,656.1**
Other	(0.0)	0.0	(29.8)	(24.2)	0.0	**(53.9)**	1.4	(0.0)	**(52.5)**
Cash Flow from Financing Activities	**(1,001.2)**	**(32.2)**	**(3,485.3)**	**(424.3)**	**0.0**	**(4,942.9)**	**(802.9)**	**0.0**	**(5,745.9)**
Dividends received	**(0.0)**	**-**	**(0.0)**	**198.0**	**(198.0)**	**(0.0)**	**-**	**0.0**	**(0.0)**
Free Cash Flow to Equity	**(674.1)**	**(71.8)**	**(3,920.7)**	**(438.4)**	**(198.0)**	**(5,303.0)**	**1,537.6**	**0.0**	**(3,765.4)**
Cosan S.A	-	-	-	(717.4)	717.4	-	-	-	-
Compass Gás & Energia	(201.3)	0.0	(	(	(519.4)	**(720.7)**	-	0.0	**(720.7)**
Others	-	0.0	-	-	(0.0)	-	-	-	-
Dividends paid	**(201.3)**	**0.0**	**-**	**(717.4)**	**198.0**	**(720.7)**	**-**	**0.0**	**(720.7)**
Exchange variation impact on cash and cash equivalents	-	53.6	216.2	110.8	(0.0)	**380.6**	65.3	0.0	**445.9**
Cash Generation (Burn) in the Period	**(875.4)**	**(18.1)**	**(3,704.6)**	**(1,044.9)**	**0.0**	**(5,643.1)**	**1,602.9**	**0.0**	**(4,040.2)**

1Q21 Raizen's Cash Flow Statement (50%)

BRL mln	Raizen Energia	Raizen Combustiveis
Operating Cash Flow	2,313.1	722.1
Cash Flow from Investing Activities	(628.8)	(65.9)
Cash Flow from Financing Activities	(870.4)	67.5
Free Cash Flow to Equity	**813.9**	**723.7**

H. Guidance

In this section we present the guidance for 2021 of the key parameters in the results of each operational subsidiaries and jointly controlled companies of Cosan, in addition to the guidance of the segments of Agro-industrial operation of sugarcane, Renewable and Sugar of Raízen for the crop year 2021/22, which started on April 2021 and will end on March 2022.

For the purpose of comparing results, the non-recurring effects highlighted in the quarterly results reports are adjusted in the EBITDA and the business. In addition, projections include investments in assets from customer agreements, and exclude acquisitions. The other sections of this Results Report can also contain projections. Such projections and guidance are only estimates and indications, and are not guarantees of any future results.

			Guidance 2021 (Jan-Dec)
raízen	Marketing & Services Brazil	EBITDA (BRL Mln)	2,400 ≤ Δ ≤ 2,800
		Investments (BRL Mln)	800 ≤ Δ ≤ 1,000
raízen	Marketing & Services Argentina	EBITDA (USD MM)	130 ≤ Δ ≤ 160
		Investments (USD MM)	160 ≤ Δ ≤ 200
COMPASS	Compass Gás & Energia	EBITDA (BRL Mln)	2,500 ≤ Δ ≤ 2,800
		Investments (BRL Mln)	1,500 ≤ Δ ≤ 1,700
moove	Moove	EBITDA (BRL Mln)	400 ≤ Δ ≤ 480
rumo	Rumo	EBITDA (BRL Mln)	4,000 ≤ Δ ≤ 4,400
		Investments (BRL Mln)	3,300 ≤ Δ ≤ 3,900
			Guidance Crop year 2021/22 (Apr/21-Mar/22)
raízen	Renewables	EBITDA (BRL Mln)	2,100 ≤ Δ ≤ 2,350
	Sugar	EBITDA (BRL Mln)	2,100 ≤ Δ ≤ 2,250
	Agro-industrial Operation	Volume of Sugarcane Crushed ('000 ton)	60,000 ≤ Δ ≤ 64,000
		Investments (BRL Mln)	3,000 ≤ Δ ≤ 3,300

I. New Cosan S.A. – Managerial prospects for consolidation

According to material fact disclosed on March 1, the Company concluded its corporate reorganization, consolidating Cosan as the only holding in the entire group, by incorporating the former Cosan Limited (CZZ) and Cosan Logística (Cosan Log). Therefore, **as of March 2021, in addition to the incorporation of expenses, debts and other of the aforementioned holdings, Cosan succeeded Cosan Log in the control of Rumo S.A.**, holding 30% of its capital stock and consolidating 100% of its results.

Below, we show Cosan's new corporate structure:


Controlling Group
Free Float
36%
64%
cosan
TRIZY
50%
99%
70%
30%
raízen
COMPASS
moove
rumo
nos
comgas
brado

For comparison purposes, we have reconciled Cosan's pro forma adjusted EBITDA below, as presented throughout this results report, with two other analysis perspectives: i) "EBITDA under management", a theoretical result that includes 100% of each of the operating businesses of the portfolio, illustrated in the figure above, disregarding the Corporate and eliminations among the Companies; and ii) "Proportional EBITDA", adjusting the consolidation of each business by the direct participation of the Company.

1Q21 BRL mlm	EBITDA Under Management (100%)[1]	Deconsolidation 50% Raizen	EBITDA Proforma[2]	Minority Deconsolidation	Proportional EBITDA[3]
Raizen (50%)	2,085	(1,042)	1,042	-	1,042
Compass (99%)	578	-	578	(6)	572
Moove (70%)	188	-	188	(56)	132
Rumo (30%)	832	-	832	(582)	250
Corporate & Eliminations	-	(65)	(65)	-	(65)
Cosan Consolidado	**3,683**	**(1,107)**	**2,576**	**(645)**	**1,931**

Note 1: Adjusted by the effects detailed on page 6 hereof.
Note 2: Proforma results, on an adjusted basis, i.e., includes 50% of Raizen and 100% of the results of Rumo, Cosan Logistica and Cosan Limited since January 2021.
Note 3: Theoretical figures, unaudited, reflecting managerial consolidation perspectives.

J. Financial Statements

J.1 Cosan S.A. Consolidated Accouting

Indicators BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
EBITDA	**1,774.6**	**1,418.2**	**25.1%**	**1,559.3**	**13.8%**
Investments[1]	**1,139.5**	**867.4**	**31.4%**	**1,121.6**	**1.6%**

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Net Revenue	**5,673.6**	**4,922.5**	**15.3%**	**5,583.0**	**1.6%**
Cost of Goods and Services Sold	**(4,110.9)**	**(3,550.2)**	**15.8%**	**(4,279.5)**	**-3.9%**
Gross profit	**1,562.8**	**1,372.3**	**13.9%**	**1,303.5**	**19.9%**
Selling, general & administrative expenses	(603.2)	(583.9)	3.3%	(939.9)	-35.8%
Other net operating income (expenses)	(33.8)	(127.9)	-73.6%	179.7	n/a
Financial results	(163.2)	(384.4)	-57.5%	(641.1)	-74.5%
Equity Pick-up	254.7	194.6	30.9%	398.9	-36.2%
Expenses with income and social contribution taxes	36.7	54.8	-33.1%	(193.0)	n/a
Non-controlling interest	(226.2)	121.2	n/a	(220.2)	2.7%
Net income (loss)	**827.7**	**646.7**	**28.0%**	**(112.0)**	**n/a**

Balance Sheet BRL mln	1Q21 03/31/21	4Q20 12/31/21
Cash and cash equivalents	7,933	13,643
Marketable Securities	3,736	3,669
Trade accounts receivable	2,285	2,007
Inventories	962	935
Derivative financial instruments	6,233	8,141
Other current assets	1,784	2,593
Other non-current assets	13,313	12,977
Investments	8,528	8,372
Property, plant and equipment	14,680	14,069
Intangible assets	17,503	17,308
Total Assets	**76,957**	**83,714**
Loans and borrowings	36,576	42,249
Financial instruments and derivatives	340	446
Trade accounts payable	2,310	2,630
Payroll	263	336
Other current liabilities	2,714	4,330
Other non-current liabilities	13,115	12,903
Shareholders' Equity	**21,639**	**20,819**
Total Liabilities	**76,957**	**83,714**

Note 1: Includes investments in assets arising from contracts with clients.

J.2 Raízen

J.2.1 Raízen Energia S.A.

Indicators BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	2020/21 (Apr-Mar)	2019/20 (Apr-Mar)	Chg.% 20/21x19/20
Sugarcane Crushed	**18.0**	**-**	**n/a**	**61,451.3**	**59,624.8**	**3.1%**
Sugarcane Crushed, Own ('000 t)	18	-	n/a	31,943	28,532	12.0%
Sugarcane Crushed, Suppliers ('000 t)	-	-	n/a	29,509	31,092	-5.1%
TSH (tons of cane per hectare)	**-**	**-**	**n/a**	**72.4**	**70.8**	**2.3%**
TRS/ha (tons of TRS per hectare)	**-**	**-**	**n/a**	**10.2**	**9.6**	**5.8%**
EBITDA	**1,547.4**	**1,924.8**	**-19.6%**	**5,476.4**	**4,387.5**	**24.8%**
Adjusted EBITDA	**1,041.8**	**1,549.3**	**-32.8%**	**3,898.0**	**3,427.3**	**13.7%**
Investments	**1,267.5**	**1,004.4**	**26.2%**	**2,896.4**	**2,826.8**	**2.5%**

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	2020/21 (Apr-Mar)	2019/20 (Apr-Mar)	Chg.% 2020/21x
Net Operating Revenue	**9,424.6**	**8,995.3**	**4.8%**	**32,090.8**	**30,710.6**	**4.5%**
Cost of goods sold	**(8,656.0)**	**(8,179.8)**	**5.8%**	**(28,683.8)**	**(28,480.5)**	**0.7%**
Sugar	(1,510.3)	(1,878.3)	-19.6%	(4,859.4)	(3,897.3)	24.7%
Ethanol	(1,459.4)	(1,094.4)	33.3%	(4,374.5)	(3,939.6)	11.0%
Resale & Trading[1]	(5,713.0)	(5,169.4)	10.5%	(19,199.5)	(20,152.0)	-4.7%
Energy Cogeneration	1.8	(3.0)	n/a	(211.9)	(234.6)	-9.7%
Other	24.9	(34.7)	n/a	(38.6)	(256.9)	-85.0%
Gross profit	**768.6**	**815.6**	**-5.8%**	**3,407.0**	**2,230.1**	**52.8%**
Total Expenses	**(428.3)**	**(353.7)**	**21.1%**	**(1,842.0)**	**(1,482.0)**	**24.3%**
Selling expenses	(262.6)	(209.2)	25.5%	(1,173.2)	(840.1)	39.6%
General and administrative expenses	(165.7)	(144.5)	14.7%	(668.7)	(641.9)	4.2%
Other operating income (expenses)	113.0	269.8	-58.1%	4.5	358.5	-98.8%
Financial results	(240.8)	(336.0)	-28.3%	(928.3)	(940.3)	-1.3%
Equity Pick-up	10.4	(4.3)	n/a	(71.9)	(21.2)	n/a
Expenses with income and social contribution taxes	(46.2)	(109.2)	-57.7%	(148.9)	1.2	n/a
Non-controlling interest	5.1	(37.7)	n/a	20.2	(98.4)	n/a
Net income	**181.8**	**244.4**	**-25.6%**	**440.6**	**48.0**	**n/a**

Balance Sheet BRL mln	1Q21 03/31/21	4Q20 12/31/21
Cash and cash equivalents	4,043	2,294
Trade accounts receivable	1,422	1,836
Inventories	1,228	3,975
Derivative financial instruments	4,814	4,905
Biological Assets	1,353	1,074
Other current assets	5,256	4,900
Other non-current assets	11,110	10,195
Investments	560	537
Property, plant and equipment	12,640	11,667
Intangible assets	3,596	3,600
Total Assets	**46,023**	**44,981**
Loans and borrowings	16,850	17,517
Financial instruments and derivatives	5,907	4,503
Trade accounts payable	4,253	3,244
Payroll	478	383
Other current liabilities	3,029	3,741
Other non-current liabilities	5,838	5,536
Shareholders' Equity	**9,669**	**10,058**
Total Liabilities	**46,023**	**44,981**

Note 1: Includes resales operations and trading of sugar, ethanol and power resale, including volumes commercialized by WX.

J.2.2 Renewables

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	2020/21 (Apr-Mar)	2019/20 (Apr-Mar)	Chg.% 2020/21x 2019/20
Net Operating Revenue	4,373.8	4,355.7	0.4%	15,155.8	16,113.0	-5.9%
Cost of goods sold	(3,937.7)	(3,840.6)	2.5%	(13,395.9)	(14,373.0)	-6.8%
Gross profit	436.1	515.1	-15.3%	1,759.9	1,740.0	1.1%
Selling, general & administrative expenses	(252.5)	(183.9)	37.3%	(1,005.4)	(860.9)	16.8%
Selling expenses	(154.8)	(108.9)	42.2%	(635.3)	(487.7)	30.3%
General and administrative expenses	(97.7)	(75.1)	30.2%	(370.1)	(373.2)	-0.8%
Other operating expenses/revenues	89.2	151.9	-41.3%	39.6	196.3	-79.8%
Equity Pick-up	10.4	(4.3)	n/a	(72.0)	(21.1)	n/a
EBIT	283.3	478.8	-40.8%	722.1	1,054.3	-31.5%
Depreciation and amortization	527.3	483.1	9.2%	2,172.2	1,854.9	17.1%
EBITDA	**810.6**	**962.0**	-15.7%	**2,894.4**	**2,909.3**	-0.5%
Adjusted EBITDA Reconciliation						
Change in Biological Assets	(76.3)	(21.3)	n/a	(200.6)	(7.6)	n/a
Leases (IFRS 16)	(169.8)	(173.5)	-2.1%	(556.8)	(481.9)	15.6%
Other Non-recurring effects	7.0	6.5	8.4%	62.8	1.9	n/a
Adjusted EBITDA	**571.4**	**773.6**	**-26.1%**	**2,199.6**	**2,421.7**	**-9.2%**

J.2.3 Sugar

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	2020/21 (Apr-Mar)	2019/20 (Apr-Mar)	Chg.% 2020/21x 2019/20
Net revenue	**3,437.9**	**2,302.8**	**49.3%**	**11,376.2**	**4,646.7**	**n/a**
The cost of goods sold	**(3,067.6)**	**(2,003.1)**	**53.1%**	**(9,748.8)**	**(4,114.5)**	**n/a**
Gross profit	**370.3**	**299.7**	**23.6%**	**1,627.4**	**532.2**	**n/a**
Selling, general & administrative	**(175.8)**	**(169.7)**	**3.6%**	**(836.6)**	**(621.1)**	**34.7%**
Selling expenses	(107.8)	(100.3)	7.5%	(537.9)	(352.4)	52.7%
General and administrative expenses	(68.0)	(69.4)	-2.0%	(298.6)	(268.7)	11.1%
Other operating expenses/revenues	23.8	117.9	-79.8%	(35.1)	162.0	n/a
EBIT	218.3	247.8	-11.9%	755.8	73.2	n/a
Depreciation and amortization	556.3	714.4	-22.1%	1,806.6	1,447.0	24.8%
EBITDA	**774.6**	**962.1**	-19.5%	**2,562.3**	1,520.1	68.6%
Adjusted EBITDA Reconciliation						
Change in Biological Assets	(82.6)	(20.5)	n/a	(240.8)	(5.3)	n/a
Leases (IFRS 16)	(184.0)	(166.7)	10.4%	(643.1)	(467.4)	37.6%
Adjusted EBITDA	**508.0**	**774.9**	**-34.4%**	**1,678.5**	**1,047.4**	**60.3%**

J.2.4 Raizen Combustiveis Consolidated

Indicators BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
EBITDA	1,071.5	681.5	57.2%	915.7	17.0%
Adjusted EBITDA	1,073.3	698.4	53.7%	926.5	15.8%
Investments[1]	343.4	287.1	19.6%	256.4	33.9%

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Net Operating Revenue	26,487.1	23,524.1	12.6%	25,082.3	5.6%
Cost of Goods and Services Sold	(24,962.7)	(22,477.5)	11.1%	(23,693.7)	5.4%
Gross profit	1,524.4	1,046.7	45.6%	1,388.6	9.8%
Total Expenses	(784.9)	(723.9)	8.4%	(733.2)	7.1%
Selling expenses	(591.7)	(559.6)	5.7%	(573.3)	3.2%
General and administrative expenses	(193.2)	(164.3)	17.6%	(159.8)	20.8%
Other operating income (expenses)	93.9	137.5	-31.7%	9.4	n/a
Financial results	(300.5)	(216.8)	38.6%	(65.6)	n/a
Equity Pick-up	(8.4)	0.4	n/a	(1.9)	n/a
Expenses with income and social contribution taxes	(179.0)	(108.2)	65.4%	(200.2)	-10.6%
Non-controlling interest	(14.3)	1.6	n/a	(9.7)	48.2%
Net Income	331.2	137.3	n/a	387.5	-14.5%

Balance Sheet BRL mln	1Q21 03/31/21	4Q20 12/31/21
Cash and cash equivalents	2,605	1,148
Trade accounts receivable	2,439	2,000
Inventories	4,403	4,342
Derivative financial instruments	3,381	2,836
Assets Arising from contracts with clients	539	523
Other current assets	3,924	3,774
Other non-current assets	3,135	3,251
Investments	757	769
Property, plant and equipment	6,823	6,498
Intangible assets[30]	2,512	2,489
Assets from contracts with clients LT	2,347	2,337
Total Assets	32,865	29,968
Loans and borrowings	7,585	7,041
Financial instruments and derivatives	175	261
Trade accounts payable	6,658	6,067
Payroll	178	151
Other current liabilities	5,463	4,126
Other non-current liabilities	5,749	5,967
Shareholders' Equity	7,058	6,355
Total Liabilities	32,865	29,968

Note 1: Includes investments in assets arising from contracts with clientes and does not include the investment made for the acquisition of Shell's assets in Argentina

J.2.5 Raizen Combustiveis Brasil

Indicators BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21/1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21/4Q20
Total Volume ('000 cbm)	**6,219**	**6,251**	**-0.5%**	**6,814**	**-8.7%**
Adjusted EBITDA	**733.4**	**568.0**	**29.1%**	**621.9**	**17.9%**
Adjusted EBITDA Margin (BRL/cbm)	*117.9*	*90.9*	*29.8%*	*91.3*	*29.2%*
Adjusted EBIT	**528.2**	**362.8**	**45.6%**	**419.1**	**26.0%**
Rebate	**86.6**	**83.2**	**4.1%**	**87.9**	**-1.5%**
Investments[1]	**194.7**	**192.8**	**1.0%**	**189.7**	**2.6%**

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21/1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21/4Q20
Net Operating Revenue	**22,945.3**	**20,537.7**	**11.7%**	**22,225.1**	**3.2%**
Ethanol	2,439.1	2,259.1	8.0%	2,139.3	14.0%
Gasoline	7,976.7	7,520.9	6.1%	8,932.6	-10.7%
Diesel	12,013.5	9,327.8	28.8%	10,772.1	11.5%
Aviation	444.3	1,344.1	-66.9%	316.5	40.4%
Other	71.8	85.7	-16.2%	64.6	11.1%
Cost of Goods and Services Sold	**(21,935.4)**	**(19,744.5)**	**11.1%**	**(21,268.5)**	**3.1%**
Gross profit	**1,009.9**	**793.1**	**27.3%**	**956.5**	**5.6%**
Total Expenses	**(481.6)**	**(495.9)**	**-2.9%**	**(479.6)**	**0.4%**
Selling expenses	(344.6)	(368.8)	-6.6%	(372.0)	-7.4%
General and administrative expenses	(137.0)	(127.1)	7.8%	(107.6)	27.3%
Other operating income (expenses)	61.2	113.0	-45.8%	(17.7)	n/a
Financial results	(201.2)	(165.1)	21.8%	33.7	n/a
Equity Pick-up[2]	(8.4)	0.4	n/a	(1.9)	n/a
Expenses with income and social contribution taxes	(126.0)	(96.6)	30.5%	(153.3)	-17.8%
Non-controlling interest	(14.3)	1.6	n/a	(9.7)	48.2%
Net Income	**239.7**	**150.6**	**59.2%**	**328.2**	**-27.0%**

Balance Sheet BRL mln	1Q21 03/31/21	4Q20 12/31/21
Cash and cash equivalents	2,012	752
Trade accounts receivable	1,858	1,641
Inventories	2,905	3,068
Assets Arising from contracts with clients	517	505
Other current assets	3,304	3,144
Other non-current assets	5,820	5,288
Investments	4,475	4,164
Property, plant and equipment	2,495	2,544
Intangible assets	2,471	2,480
Assets from contracts with clients LT	2,347	2,337
Total Assets	**28,204**	**25,923**
Loans and borrowings	6,729	6,259
Trade accounts payable	5,647	5,203
Payroll	93	86
Other current liabilities	3,933	3,029
Other non-current liabilities	4,745	4,992
Shareholders' Equity	**7,058**	**6,355**
Total Liabilities	**28,204**	**25,923**

Note 1: Includes investments in assets arising from contracts with clientes and does not include the investment made for the acquisition of Shell's assets in Argentina.
Note 2: On November 1, 2019, Grupo Nós, a 50/50 JV between Raizen Combustiveis and Femsa Comércio was created. Since the closing of the deal, Grupo Nós' results are no longer consolidated by Raizen Combustiveis, now its net income is recognized under Equity Pick-up, at the percentage of its interest (50%).

J.2.6 Raízen Combustíveis Argentina

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21/1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21/4Q20
Total Volume ('000 cbm)	1,391	1,381	0.7%	1,314	5.9%
EBITDA	408.0	192.6	n/a	380.8	7.1%
Adjusted EBITDA	339.9	130.4	n/a	304.6	11.6%
Investments	148.7	94.3	57.7%	66.7	n/a

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Net Operating Revenue	3,541.8	2,986.5	18.6%	2,857.2	24.0%
Cost of Goods and Services Sold	(3,027.3)	(2,732.9)	10.8%	(2,425.2)	24.8%
Gross profit	514.4	253.5	n/a	432.0	19.1%
Total Expenses	(303.3)	(228.0)	33.0%	(253.5)	19.6%
Selling expenses	(247.1)	(190.8)	29.5%	(201.3)	22.7%
General and administrative expenses	(56.1)	(37.2)	50.7%	(52.2)	7.5%
Other operating income (expenses)	32.7	24.5	33.4%	27.1	20.8%
Financial results	(99.3)	(51.7)	92.2%	(99.4)	0.0%
Expenses with income and social contribution taxes	(53.0)	(11.6)	n/a	(46.9)	12.9%
Net income (loss)	91.5	(13.3)	n/a	59.3	54.3%

Balanço Patrimonial BRL mln	1Q21 03/31/21	4Q20 12/31/20
Cash and cash equivalents	593	396
Trade accounts receivable	580	359
Inventories	1,498	1,274
Assets arising from contracts with clients	22	18
Other current assets	736	770
Other non-current assets	577	564
Investments	0	0
Property, plant and equipment	4,327	3,954
Intangible assets	40	9
Total Assets	8,375	7,344
Loans and borrowings	857	782
Trade accounts payable	1,011	864
Payroll	84	65
Other current liabilities	1,705	1,346
Other non-current liabilities	1,004	987
Shareholders' Equity	3,714	3,300
Total Liabilities	8,375	7,344

J.2.7 Marketing & Services

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Net Operating Revenue	**28,099.9**	**25,860.9**	**8.7%**	**26,148.2**	**7.5%**
Cost of Goods and Services Sold	**(26,605.0)**	**(24,796.2)**	**7.3%**	**(24,754.2)**	**7.5%**
Gross profit	**1,494.9**	**1,064.6**	**40.4%**	**1,394.0**	**7.2%**
Selling, general & administrative expenses	**(778.0)**	**(715.6)**	**8.7%**	**(726.3)**	**7.1%**
Selling expenses	(584.9)	(551.3)	6.1%	(566.5)	3.2%
General and administrative	(193.1)	(164.3)	17.5%	(159.8)	20.8%
Other operating income (expenses)	94.8	137.5	-31.0%	9.4	n/a
Equity pick-up	(8.4)	0.4	n/a	(1.9)	n/a
EBIT	803.2	486.9	65.0%	675.2	19.0%
Depreciation and amortization	231.2	195.1	18.5%	237.5	-2.7%
EBITDA	**1,034.5**	**682.0**	51.7%	**912.7**	13.3%
Adjusted EBITDA Reconciliation					
Asset Divestments	(0.7)	(27.9)	-97.4%	(11.7)	-93.9%
Assets arising from contracts with clients	136.1	134.7	1.0%	138.5	-1.7%
Leases (IFRS 16)	(83.6)	(71.3)	17.3%	(88.3)	-5.3%
Non-recurring effects	(50.0)	(18.7)	n/a	(27.7)	80.5%
Adjusted EBITDA	**1,036.3**	**698.9**	**48.3%**	**923.6**	**12.2%**

J.3 Compass Gás & Energia

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Natural Gas Sales, ex-thermal power (mln)	1.137	1.059	7.4%	1.202	-5.4%
EBITDA (BRL mln)[1]	578,0	677,8	-14,7%	494,8	16,8%
Adjusted EBITDA (BRL mln)	578,0	574,7	0,6%	494,8	16,8%
Investments (BRL mln)[2]	229,3	222,2	3,2%	291,4	-21,3%

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Net Revenue	2,516.6	2,475.3	1.7%	2,631.2	-4.4%
Cost of goods and services sold	(1,817.8)	(1,680.5)	8.2%	(2,049.2)	-11.3%
Gross profit	698.8	794.9	-100.0%	581.9	20.1%
Selling, general and administrative expenses	(251.8)	(244.5)	3.0%	(243.4)	3.4%
Other net operating income (expenses)	(6.2)	10.7	n/a	24.9	n/a
Financial results	(59.8)	(0.6)	n/a	(109.8)	-45.5%
Equity Pick-up	(0.0)	0.0	n/a	(0.0)	-100.0%
Expenses with income and social contribution taxes	90.0	(182.9)	n/a	(77.0)	n/a
Non-controlling Interest	(8.7)	(5.4)	61.1%	(12.7)	-31.5%
Net income	462.4	372.2	24.2%	163.9	n/a

Balance Sheet BRL mln	1Q21 03/31/21	4Q20 12/31/20
Cash and cash equivalents	1,424	1,900
Marketable Securities	789	1,189
Trade accounts receivable	1,055	1,104
Inventories	126	121
Derivative financial instruments	527	517
Other current assets	434	518
Other non-current assets	802	894
Property, plant and equipment	21	15
Intangible Assets	8,946	8,770
Total Assets	14,125	15,028
Loans and borrowings	6,186	7,044
Derivative financial instruments	225	286
Trade accounts payable	1,128	1,182
Payroll	48	75
Other current liabilities	480	757
Other noncurrent liabilities	2,440	2,338
Shareholders' Equity	3,617	3,346
Total Liabilities	14,125	15,028

Note 1: As from 2Q20, Comgás now records the CCR effects in its corporate books, thus, the company's performance standardization is no longer required.
Note 2: Includes investments resulting from customers contracts (IFRS15) in Comgás.

J.4 Moove

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Total Volume (000 cbm)[1]	**109.7**	**92.8**	**18.2%**	**110.7**	**-0.9%**
EBITDA (BRL mln)	**188.0**	**111.9**	**67.9%**	**143.4**	**31.0%**

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21/1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21/4Q20
Net Revenue	**1,417.6**	**1,031.2**	**37.5%**	**1,299.5**	**9.1%**
Cost of Goods and Services Sold	**(1,083.8)**	**(804.7)**	**34.7%**	**(991.4)**	**9.3%**
Gross profit	**333.8**	**226.4**	**47.4%**	**308.1**	**8.3%**
Selling, general and administrative expenses	(184.8)	(166.3)	11.1%	(194.2)	-4.8%
Other net operating income (expenses)	12.9	28.3	-54.4%	2.5	n/a
Financial results	(51.4)	(39.0)	31.7%	(27.5)	86.7%
Equity Pick-up	(0.0)	0.0	n/a	0.0	n/a
Expenses with income and social contribution taxes	(43.6)	(13.6)	n/a	(30.6)	42.5%
Non-controling interest	(20.4)	(10.5)	94.3%	(28.9)	-29.4%
Net income	**46.5**	**25.3**	**83.7%**	**29.4**	**58.1%**

Balance Sheet BRL mln	1Q21 09/30/17	4Q20 06/30/17
Cash and cash equivalents	900	936
Securities	186	168
Trade accounts receivable	615	482
Inventories	578	565
Derivative financial instruments	31	28
Other current assets	260	215
Other non-current assets	362	449
Property, plant and equipment	334	328
Intangible assets	1,316	1,268
Total Assets	**4,583**	**4,439**
Loans and borrowings	848	803
Financial instruments and derivatives	-	0
Trade accounts payable	683	688
Payroll	64	96
Other current liabilities	254	298
Other non-current liabilities	615	588
Shareholders' Equity	**2,118**	**1,966**
Total Liabilities	**4,583**	**4,439**

Note 1: Considering the volume sold of lubricants and base oil.

J.5 Rumo

Indicators	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Total transported volume (millions RTK)	13,873	12,297	12.8%	16,197	-14.3%
North operation	10,566	9,080	16.4%	11,911	-11.3%
South operation	2,580	2,530	2.0%	3,454	-25.3%
Container	727	687	5.8%	832	-12.6%
Average transportation yield (R$/000 RTK)	104.9	99.1	5.9%	83.8	25.3%
Total volume loaded (TU '000)	2,864	2,545	12.5%	3,533	-18.9%
Logistics solution volume (TU '000)	366	236	55.1%	2,261	-83.8%
EBITDA	832.1	577.3	44.1%	794.3	4.8%
EBITDA margin (%)	48%	40%	7.1 p.p	48%	-0.1 p.p.
Adjusted EBITDA	832.1	641.1	29.8%	763.0	9.1%
Adjusted EBITDA margin (%)	48%	45%	2.6 p.p	46%	1.7 p.p
Investments	918.1	580.3	58.2%	1,190.3	-22.9%

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21/1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21/4Q20
Net Revenue	1,746.0	1,423.6	22.6%	1,662.0	5.1%
Cost of Goods and Services Sold	(1,218.8)	(1,071.2)	13.8%	(1,248.0)	-2.3%
Gross profit	527.1	352.4	49.6%	414.0	27.3%
Selling, general and administrative expenses	(108.2)	(104.8)	3.2%	(131.3)	-17.6%
Other net operating income (expenses)	(15.6)	(91.9)	-83.0%	55.7	n/a
Financial results	(204.9)	(530.7)	-61.4%	(304.2)	-32.7%
Equity Pick-up	1.2	2.4	-50.6%	1.6	-25.9%
Expenses with income and social contribution taxes	(25.0)	98.8	n/a	(32.7)	-23.4%
Non-controlling interest	(2.3)	1.2	n/a	(2.2)	5.7%
Net income (loss)	172.2	(272.6)	n/a	0.9	n/a

Balance Sheet BRL mln	1Q21 03/31/21	4Q20 06/30/17
Cash and cash equivalents	3,725	7,779
Securities	1,746	1,397
Trade accounts receivable	615	421
Inventories	258	249
Derivative financial instruments	2,384	3,989
Other current assets	592	682
Other non-current assets	10,673	10,443
Investments	50	51
Property, plant and equipment	14,247	13,846
Intangible assets	7,214	7,251
Total Assets	41,503	45,908
Loans and borrowings	15,595	19,912
Trade accounts payable	496	755
Payroll	134	139
Other current liabilities	1,511	1,458
Other non-current liabilities	8,319	8,348
Shareholders' Equity	15,447	15,296
Total Liabilities	41,503	45,908

J.6 Cosan Corporate

Indicators BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
EBITDA	663.2	313.7	n/a	141.0	n/a

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg.% 1Q21x1Q20	4Q20 (Oct-Dec)	Chg.% 1Q21x4Q20
Net Revenue	1.0	0.1	n/a	0.3	n/a
Costs	(1.1)	(1.5)	-28.7%	(0.8)	33.2%
Gross profit (loss)	(0.1)	(1.4)	-94.6%	(0.6)	-86.2%
Selling, general & administrative expenses	(55.3)	(68.3)	-19.0%	(371.0)	-85.1%
Other net operating income (expenses)	(24.9)	(75.0)	-66.8%	96.7	n/a
Financial results	152.9	185.9	-17.7%	(199.5)	n/a
Equity Pick-up	740.1	454.7	62.8%	411.7	79.8%
Expenses with income and social contribution taxes	15.2	152.5	-90.0%	(52.8)	n/a
Non-controlling interest	(0.2)	(1.7)	-87.5%	3.5	n/a
Net income (loss)	827.7	646.7	28.0%	(112.0)	n/a

Balance Sheet BRL mln	1Q21 03/31/21	4Q20 12/31/21
Cash and cash equivalents	1,884	3,028
Securities	1,015	916
Trade accounts receivable	1	0
Inventories	0	0
Financial instruments and derivatives - assets	2,868	3,402
Other current assets	1,003	1,941
Investments	9,957	5,390
Others Investments	8,146	7,988
Property, plant and equipment	77	79
Intangible assets	27	19
Other non-current assets	2,362	1,805
Total Assets	**27,339**	**24,569**
Loans and borrowings	13,948	14,491
Suppliers	2	5
Labor and social security obligations	16	27
Financial instruments and derivatives - liabilities	1	36
Other current liabilities	510	2,021
Other non-current liabilities	2,782	2,723
Shareholders' Equity	**10,080**	**5,268**
Total Liabilities	**27,339**	**24,569**

K. Financial Statements including Raizen

K.1 Cosan S.A. Consolidated Proforma, including Raízen

Indicators BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg. % 1Q21x1Q20	4Q20 (Oct-Dec)	Chg. % 1Q21x4Q20
EBITDA	2,827.5	2,526.7	11.9%	2,598.0	8.8%
Adjusted EBITDA	2,575.6	2,382.3	8.1%	2,595.4	-0.8%
Investments[1]	1,945.0	1,513.1	28.5%	1,928.6	0.8%

Income Statement for the Period BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)	Chg. % 1Q21x1Q20	4Q20 (Oct-Dec)	Chg. % 1Q21x4Q20
Net Revenue	22,511.9	19,632.6	14.7%	22,534.0	-0.1%
Cost of goods sold	(19,802.6)	(17,329.2)	14.3%	(19,879.6)	-0.4%
Gross profit	2,709.3	2,303.4	17.6%	2,654.4	2.1%
Selling, general & administrative expenses	(1,209.7)	(1,122.5)	7.8%	(1,593.7)	-24.1%
Other net operating income (expenses)	69.6	75.6	-8.0%	152.0	-54.2%
Financial results	(433.8)	(660.8)	-34.4%	(751.5)	-42.3%
Equity Pick-up	(0.9)	(2.1)	-58.6%	10.7	n/a
Expenses with income and social contribution taxes	(75.9)	(53.9)	40.8%	(375.0)	-79.7%
Non-controlling interest	(230.8)	107.0	n/a	(208.9)	10.5%
Net income (loss)	827.7	646.7	28.0%	(112.0)	n/a

Balance Sheet BRL mln	1Q21 03/31/21	4Q20 12/31/21
Cash and cash equivalents	11,190	15,354
Securities	3,803	3,679
Inventories	3,777	5,094
Derivative financial instruments	9,489	11,173
Assets from contracts with clients ST	270	262
Other current assets	8,964	9,614
Other non-current assets	18,534	17,675
Investments	1,016	1,012
Property, plant and equipment	24,403	23,143
Intangible assets	20,557	20,353
Assets from contracts with clients LT	1,776	1,865
Total Assets	103,779	109,223
Loans and borrowings	48,793	54,528
Financial instruments and derivatives	2,540	1,990
Trade accounts payable	7,766	7,286
Payroll	590	604
Other current liabilities	4,539	6,483
Other non-current liabilities	17,727	17,329
Shareholders' Equity	21,824	21,004
Total Liabilities	103,779	109,223

Note 1: Includes investments in assets arising from contracts with clients at Raizen Combustíveis.

L. Financial Statements, Cosan approach

L.1 Reconcilation of earnings from Raízen Energia to Cosan perspective

Earnings Conciliation BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)
EBITDA - Raízen Energia perspective	**1,581.3**	**1,926.7**
Fair Value Effects	(3.4)	4.6
Adjustments from unrealized profits	(30.6)	(6.5)
EBITDA - Cosan perspective	**1,547.4**	**1,924.8**
Net Income - Raízen Energia perspective	**286.1**	**284.3**
Depreciation & Amortization	(125.9)	(56.7)
Fair Value Effects	(3.4)	4.6
Financial Expenses	(0.0)	(1.9)
Income Tax (34%)	44.0	18.4
Adjustments from unrealized profits	(19.0)	(4.3)
Net Income - Cosan perspective	**181.8**	**244.4**

L.2 Reconcilation of earnings from Raízen Combustíveis to Cosan perspective

Earnings Conciliation BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)
EBITDA - Raízen Combustíveis perspective	**1,107.8**	**672.2**
Fair Value Effects	(20.3)	(2.3)
Right of Exclusive Supply	(16.0)	(16.0)
Adjustments from unrealized profits	-	27.7
EBITDA - Cosan perspective	**1,071.5**	**681.5**
Net Income - Raízen Combustíveis perspective	**441.4**	**134.4**
Depreciation & Amortization	(16.9)	(16.9)
Fair Value Effects	(20.3)	(2.3)
Income Tax (34%)	12.6	6.5
Adjustments from unrealized profits	(85.6)	15.5
Net Income - Cosan perspective	**331.2**	**137.3**

L.3 Reconcilation of earnings from Comgás to Cosan perspective

Earnings Conciliation BRL mln	1Q21 (Jan-Mar)	1Q20 (Jan-Mar)
Net Income - Comgás perspective	**499.0**	**378.9**
Amortization adjustments	(30.5)	(30.5)
Income Tax and Social Contribution	10.4	10.4
Net Income - Cosan perspective	**478.9**	**358.8**